Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

JelikaLite Corp.
30 Wall Street, 8th Floor
New York, NY 10005
https://jelikalite.com/

Up to $1,069,999.45 in Common Stock at $0.65
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: JelikaLite Corp.
Address: 30 Wall Street, 8th Floor, New York, NY 10005
State of Incorporation: DE
Date Incorporated: October 25, 2021

Terms:

Equity

Offering Minimum: $9,999.60 | 15,384 shares of Common Stock
Offering Maximum: $1,069,999.45 | 1,646,153 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $539.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Extremely Early Bird: First 7 days

15% Bonus Shares

Super Early Bird: Next 7 days

10% Bonus Shares

Early Bird: Next 3 days

5% Bonus Shares

Amount-Based

Tier 1: $5000+

5% bonus shares

Tier 2: $10,000+

10% bonus shares

Tier 3: $20,000+

20% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

JelikaLite will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

JelikaLite is a corporation organized under the laws of Delaware that developed a novel medical device (Cognilum) that is intended to reduce symptoms of autism in children, by improving language skills and responsiveness, improving integration into society and reducing lifetime costs. Cognilum is a data-device integrated system.

The wearable physical device, intended to be worn on a child's head, improves brain connectivity via EEG-guided transcranial photobiomodulation therapy (tPBM). The intelligent software platform collects and analyzes data from both the physical device (providing a continuous feedback loop) as well as parental reports of child's observable behavior and symptoms. This platform provides personalized treatment for each child, including calculating expected developmental trajectory, autism symptoms progressions, and optimizing various treatment interventions. The A.I. system will use the data for continuous improvement of the personalization per user.

Cognilum is positioned to be unique: it is designed to be easily administered in the child's home, with time flexibility, privacy, and no need for the physical presence of a therapist. This product may become the only practical solution for many families, who have little to no access to other types of therapies. The overall benefit of Cognilum is expected to be a 1/3 permanent improvement of each child's autism symptoms, resulting in over $1 million in lifetime savings. This difference from severe and moderate autism could be the difference of having to be confined to an institutional setting vs. being able to live independently in a community. This treatment is also potentially expandable to other pediatric neurological conditions.

Cognilum will enable children to integrate into society, parents to receive a home-based cost-effective treatment while having a better quality of life, therapists to track progress and efficacy of existing interventions, and both payors and government to spend less money on special education and lifelong residential care. Cognilum may provide benefits that may be difficult to measure with money alone, yet society will bear the ultimate expenses if nothing continues to be done.

Intellectual Protection: JelikaLite has filed two US patents on the combination product of tPBM, EEG and personalization that are currently pending.

JelikaLite Corp. merged with JelikaLite LLC, a New York limited liability company on October 25, 2021.

Competitors and Industry

Industry: $5B is our TAM (Total Addressable Market) (U.S. only), based on a $5,000 price (combination of monthly subscription and fixed price for device) and 1MM children currently diagnosed with autism in the US. There is an additional $6.5B the worldwide autism market, based on 13MM children currently diagnosed with autism and a price of $500 per device (worldwide medical device prices are approximately 1/10 of the prices paid in the US).

Business model consists of a subscription-based model: the revenue sources will include the price of the therapeutic device and monthly access costs to the software platform. We expect the annual price of the device, including monthly access to the platform, to be $7,000. The initial customers will be parents of children diagnosed with autism, who will be reached through partnerships with various professional organizations (i.e. ABA centers, special needs schools, early intervention agencies), distribution partners, doctors who prescribe the device (neurologists, psychiatrists, psychologists, pediatricians), individual therapists (speech, occupational, etc.) and directly via consumers (key opinion leaders, social media, and parenting groups). ABA centers and Early Intervention agencies will be the second primary market and one of the main influencers that will eventually recommend the use of Cognilum at home.

With autism prevalence rates having increased by over 500% since 2000 (1 in 250 to 1 in 44) we believe our market is only getting larger. We predict to reach over $10MM of revenue by year 2024 (*See offering terms section for additional information regarding revenue projections*).

Competition: There are existing tPBM products on the market, but none of them are designed for children with autism. There are existing software platforms, but none of them have the integrated feedback loop with the physical device nor AI personalization.

We have one direct competitor in the autism space: Niraxx Light Therapeutics, a neurotech innovation company. They also specialize in treating patients with near-infrared light for mood and anxiety disorders. However, their current focus is on adult depression and currently their devices are being sold as wellness devices that do not require FDA approval.

The only approved medications for autism (risperidone and aripiprazole) treat irritability and have side effects. Intensive therapy works inconsistently; there is a lack of trained therapists who are familiar with the unique issues of autism. Therapy is expensive and many children from minority, rural and lower-income families have no access to required treatments. Furthermore, we do not view therapy as a competitor to our product - instead, we envision our medical device frequently used in conjuction with therapy, enabling therapists to provide more effective treatment.

Cognilum is positioned to be unique: it treats one of the possible underlying conditions of autism, it is home based and therefore easy to use for busy parents, it provides a personalized feedback loop empowering the parents to control their children's treatment, and it is potentially expandable to other pediatric neurological conditions.

Current Stage and Roadmap

Current Stage: To date, we have conducted comprehensive market research through NSF I-Corps program, built a beta prototype of the physical device, built frames for the software platform, raised $420K from angel investors, won a Jeff Lawrence Commercialization competition, and received a non-significant risk device designation from the FDA. We have also finished a WCBA biotech accelerator and are completing the CNY Biotech MDIC accelerator (specifically for medical devices).

We finished our pivotal clinical trial, using JelikaLite's proprietary prototype. Our patients were 30 children, aged 2 to 6, who have been previously diagnosed with autism. The trial was double blind, placebo controlled.

The results of the trial were really encouraging. Children who received treatment have improved language skills and improved social integration. For many parents, it was the first time they saw their child play with others or communicate his needs.

The differences between the 'active' group and the 'placebo' group were statistically significant.

The trial results were presented in October at Rutgers University Autism conference and at the 68th Annual Meeting of American Academy of Child and Adolescent Psychiatry.

The existing funds will allow us to:

- Analyze data collected from that clinical trial on the effects of tPBM on EEG and submit for publication

- Submit to the FDA a request for a breakthrough device designation, as well as a Presubmission to confirm a Class II Medical Device classification through a 510K de-novo pathway.

<u>Road Map</u>: We are raising additional funds through StartEngine equity crowdfunding platform, venture capital and foundations. Our current goal is to raise 5MM (through several stages, both equity and grants) to be able to accomplish the following milestones by Q4 2023:

- Build the team (onboard CTO, COO; hire Head of Sales and Marketing).

- Finalize regulatory pathway with FDA (breakthrough device designation, Class II Medical Device classification through a de-novo pathway).

- Develop a manufacturing ready physical device incorporating all FDA QMS requirements, safety features, and integration with EEG and AI modules.

- Conduct Phase II clinical trial.

- Transition to manufacturing.

- Assess and develop various customer acquisition channels.

- Create a Marketing plan.

- Put together a reimbursement strategy (hire reimbursement consultant).

The Team

Officers and Directors

Name: Katya Sverdlov

Katya Sverdlov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CEO
  Dates of Service: February 19, 2019 - Present
  Responsibilities: making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board). Does not currently receive a salary. Katya currently splits her time evently between JelikaLite and Sverdlov Law. Moving forward she plans to spend approximately 40-60 hours per week working for JelikaLite and 10-15 hours per week at Sverdlov Law. Once the JelikaLite raises $1 Million or more Katya plans on either closing or selling Sverdlov and working full-time at JelikaLite. Once this happens she will begin to receive a salary of $125k per month for her work at JelikaLite.

- **Position:** CFO
  Dates of Service: February 19, 2019 - Present
  Responsibilities: tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions

- **Position:** Director
  Dates of Service: February 11, 2019 - Present
  Responsibilities: Governing the organization by establishing its mission, policies, and objectives; selecting, appointing, supporting, and reviewing the officers; approving annual budgets; and accounting to the shareholders for the corporation's performance

Other business experience in the past three years:

- **Employer:** Sverdlov Law PLLC
  Title: Principal
  Dates of Service: November 15, 2015 - Present
  Responsibilities: Managing and operate a law firm. Katya currently splits her time evenly between managing and operating Sverdlov Law and working at JelikaLite. Moving forward Katya plans to spend 10-15 hours working at Sverdlov Law. Katya currently receives $150k per month for her work at Sverdlov Law. Once JelikaLite raises $1 Million or more she plans to either sell or close Sverdlov Law and begin working at Jelika Lite full time.

Name: Eugenia Steingold

Eugenia Steingold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Chief Science Officer

Dates of Service: February 19, 2019 - Present
Responsibilities: envisioning and developing research capabilities (human, methodological, and technological) for responsible for envisioning and developing research capabilities (human, methodological, and technological) for developing evidence of the validity and utility of research products, and for communicating with the scientific and customer communities concerning capabilities and scientific product offerings. Does not currently receive a salary.

Other business experience in the past three years:

- **Employer:** Doctor Steingold Psychology PC
  Title: Owner/Principal
  Dates of Service: January 01, 2015 - Present
  Responsibilities: own and maintain psychology practice, see patients

Name: Maxim Kalachenkov

Maxim Kalachenkov's current primary role is with Mitro International Limited . Maxim Kalachenkov currently services 4 hours a month hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 25, 2021 - Present
  Responsibilities: Governing the organization by establishing its mission, policies, and objectives; selecting, appointing, supporting, and reviewing the officers; approving annual budgets; and accounting to the shareholders for the corporation's performance. Does not currently receive a salary.

Other business experience in the past three years:

- **Employer:** Mitro International Limited
  Title: Head of the Legal Department
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Selection and management of personnel, Legal support of the company's activities, Participation in the formation of the development strategy of the company and the project

Other business experience in the past three years:

- **Employer:** LLC Pro-Law
  Title: Leading Partner
  Dates of Service: January 01, 2006 - Present
  Responsibilities: Leading partner of law firm, resolving legal issues, Leads the

firm as a member of the executive committee. Develops strategies for accomplishing the firm's key performance indicators, Implements strategies to increase profitability and firm performance. Sets and improves the firm's policies and procedures.

Other business experience in the past three years:

- **Employer:** LLC MC CorSarNeft
  Title: Member of the Board
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Serves on Board of Directors

Name: Elizaveta Logounova

Elizaveta Logounova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: October 25, 2021 - Present
  Responsibilities: Oversees the day-to-day administrative and operational functions of a business. Does not currently receive a salary.

- **Position:** Secretary
  Dates of Service: October 25, 2021 - Present
  Responsibilities: Responsible for ensuring that the records, or minutes of the Board's actions during a Board meeting, reflect the proper exercise of those fiduciary duties.

Other business experience in the past three years:

- **Employer:** World Resources Institute
  Title: Senior Technology Manager
  Dates of Service: April 01, 2017 - April 01, 2021
  Responsibilities: Product Manager

Name: Luis De Taboada

Luis De Taboada 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: September 12, 2021 - Present
  Responsibilities: Responsible for overseeing the development of technology for

external customers, vendors, and other clients to help improve and increase business.

Other business experience in the past three years:

- **Employer:** LiteCure LLC
  Title: Chief Technology Officer
  Dates of Service: June 01, 2014 - Present
  Responsibilities: Provided strategic technical leadership for new product cultivation for Veterinary and Medical Devices

Other business experience in the past three years:

- **Employer:** DJO Global
  Title: VP Advanced Research
  Dates of Service: December 01, 2020 - Present
  Responsibilities: Helps oversee research aspect of intelligent medical device company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a medical device for children on the autism spectrum. Our revenues are therefore dependent upon the market for pediatric autism.

We may never have an operational product or service
It is possible that there may never be an operational Cognilum device or that the product may never be used to treat patients. It is possible that the failure to release

the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in treatment. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Cognilum product. Delays or cost overruns in the development of Cognilum device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
JelikaLite Corp was formed on 10/25/2021 (although it was merged with an earlier JelikaLite LLC which has been operating since February 2019). Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. JelikaLite has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that JelikaLite is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property

portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our technology is not yet fully developed, and there is no guarantee that we will successfully develop our technology
Jelikalite is developing sophisticated technology that will require significant technical and regulatory expertise to develop and commercialize. If we are unable to develop and commercialize our technology and products successfully, it will significantly affect our viability as a company.

We are subject to substantial governmental regulation relating to the manufacturing, labeling, and marketing of our products, and will continue to be for the lifetime of our company.
The FDA and other governmental authorities in the United States regulate the manufacturing, labeling, and marketing of our products. The process of obtaining regulatory approvals to market a medical device can be expensive and lengthy, and applications may take a long time to be approved if they are approved at all. Our compliance with the quality system, medical device reporting regulations, and other laws and regulations applicable to the manufacturing of products within our facilities and those contracted by third parties is subject to periodic inspections by the FDA and other governmental authorities. Complying with regulations, and, if necessary, remedial actions can be significantly expensive. Failure to comply with applicable regulatory requirements may subject us to a range of sanctions, including substantial fines, warning letters that require corrective action, product seizures, recalls, halting product manufacturing, revocation of approvals, exclusion from future participation in government healthcare programs, substantial fines, and criminal prosecution.

We are subject to federal and state healthcare regulations and laws relating to anti-

bribery and anti-corruption, and non-compliance with such laws could lead to significant penalties.

State and Federal anti-bribery laws, healthcare fraud and abuse laws dictate how we conduct the relationships that we and our distributors and others that market our products have with healthcare professionals, such as physicians and hospitals. We also must comply with a variety of other laws that protect the privacy of individually identifiable healthcare information. These laws and regulations are broad in scope and are subject to evolving interpretation, and we could be required to incur substantial costs to monitor compliance or to alter our practices if we are found not to be in compliance. In addition, violations of these laws may be punishable by criminal or civil sanctions, including substantial fines, imprisonment of current or former employees, and exclusion from participation in governmental healthcare programs.

Government regulations and other legal requirements affecting our company are subject to change. Such change could have a material adverse effect on our business.

We operate in a complex, highly regulated environment. The numerous federal, state and local regulations that our business is subject to include, but are not limited to: federal and state registration and regulation of medical devices; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"); the Affordable Care Act ("ACA") or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration ("FDA"), and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; federal and state laws governing health care fraud and abuse; anti-kickback laws; false claims laws; and laws against the corporate practice of medicine. The FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

We have not yet obtained clearance of our products by the U. S. Food and Drug Administration, or FDA, which is critical to our business plan.

In order to sell our products, we must obtain market clearance from the Food and Drug Administration ("FDA") under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA (see "The Company's Business – Regulation."). If JelikaLite is unable to obtain Section 510(k) clearance, we will not be able to sell our products, and it is unlikely that we will be able to continue to operate as a going concern. In addition, the FDA may request clinical data with our 510(k) submission. In addition, our development timeline is currently dependent on the amount of funds we raise in this offering. Depending on the amount of proceeds we receive in this offering , it could take a significant amount of time for us to obtain FDA clearance, and we may be required to raise additional capital from outside sources, which the company may not be able to achieve successfully. These factors combined may impact our ability to continue to operate as a going concern.

We anticipate initially sustaining operating losses.
It is expected that we will initially sustain operating losses in seeking Section 510(k) clearance. Our ability to become profitable depends on obtaining 510(k) clearance, and subsequent success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, we may encounter substantial delays and unexpected costs related to development, technological changes, marketing, regulatory requirements, and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

Our products may not gain market acceptance among hospitals, surgeons, physicians, patients, healthcare payors, and the medical community.
A critical element in our commercialization strategy is to persuade the medical community on the efficacy of our products and to educate them on their safe and effective use. Psychiatrists, psychologists, ABA centers, physicians, therapists and hospitals may not perceive the benefits of our products and could be unwilling to change from the therapies or devices they are currently using. A number of factors may limit the market acceptance of our products, including the following: · rate of adoption by healthcare practitioners; · rate of a product's acceptance by the target population; · timing of market entry relative to competitive products; · availability of third-party reimbursement; · government review and approval requirements; · the extent of marketing efforts by us and third-party distributors or agents retained by us; and · side effects or unfavorable publicity concerning our products or similar products. Our inability to successfully commercialize our products will have a material adverse effect on the value of your investment.

We could be adversely affected by product liability, personal injury or other health and safety issues.
We could be adversely impacted by the supply of defective products. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or the services we provide. JelikaLite is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that our company utilizes. It is our responsibility to have a quality management system in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

If third-party payors fail to provide appropriate levels of reimbursement for the use of our products, our revenues could be adversely affected.
Sales of our products depend on the availability of adequate reimbursement from third-party payors. In each market in which we plan to do business, our inability to obtain reimbursement approval or the failure of third-party payors to reimburse health care providers at a level that justifies the use of our products instead of cheaper alternatives will hurt our business. Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future. Changes in political, economic, and regulatory influences may significantly affect healthcare financing and reimbursement practices. For example, there have been multiple attempts through legislative action and legal challenges to repeal or amend the ACA. We cannot predict whether current or future efforts to repeal or amend these laws will be successful, nor can we predict the impact that such a repeal or amendment and any subsequent legislation would have on our business and reimbursement levels. There have also been a number of other proposals and enactments by the federal government and various states to reduce Medicaid reimbursement levels in response to budget deficits, and we expect additional proposals in the future. We cannot assure you that recent or future changes reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs, including costs of reconstructive joint replacement, are continuous, and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

Our failure to attract and retain highly qualified personnel in the future could harm our business.
As the company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, biomechanical engineers, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The company may not be able to locate or attract qualified individuals for such positions, which will affect the company's ability to grow and expand its business.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.
To fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its Common or Preferred Stock and/or other classes of equity, or debt that convert into shares of common or Preferred Stock, any of which offerings would dilute the ownership percentage of investors in this offering. In order to issue sufficient shares in this regard, we may be required to amend our certificate of incorporation to increase our authorized capital stock, which would require us to obtain the consent of a majority of our shareholders. Furthermore, if the company raises capital through debt, the holders of our debt would have priority over holders of common and Preferred Stock, and the company may be required to accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure

will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the company, its business, development, financial condition, operating results or prospects.

Our technologies are highly complex, and development budget estimates may not be accurately or sufficiently forecasted.
While management makes every effort to predict anticipated development costs accurately, the project and technology complexity of the products makes it difficult to forecast these required development costs accurately. It is not uncommon to encounter unforeseen technical challenges that introduce unanticipated development costs. The actual development costs may not be the same as the anticipated development costs. If the actual development costs are materially above those anticipated by management, it could materially adversely impact our business.

Our products may require more technical complexity than anticipated and our engineers may not be able to overcome these technical challenges.
While management makes every effort to anticipate the technical challenges of product development, we may encounter unforeseen complexity that we cannot overcome, or that may be difficult to overcome without incurring significant time or cost that was not anticipated or budgeted. Additional unforeseen challenges could hinder our plan of operations, slowing our progress and increasing our costs, which may harm your investment in our company.

We may use independent distributors to represent our products.
JelikaLite may use contracted employees and independent distributors to represent our products to psychiatrists, psychologists, therapists, ABA centers, physicians and hospitals. Such independent distributors and contractors are not employees of the company and may conduct business in a manner that is unethical or even illegal. JelikaLite could incur liability for unlawful business practices conducted by such independent distributors or contractors. If a distributor violates the terms of our agreements, it could materially adversely affect our business.

The Chief Executive Officer does not currently receive a salary for her role with JelikaLite
The CEO of JelikaLite Corp (Katya Sverdlov) does not currently receive a salary for her work at JelikaLite. She currently receives a salary of $150,000 for her work at Sverdlov Law PLLC. Although Katya has substantial equity investments in JelikaLite, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once JelikaLite raises $1,000,000 or more, the company plans on providing Katya with a salary of $125,000. When this happens, Katya will leave her position at Sverdlov law and no longer receive a salary for that work.

The Chief Executive Officer currently splits time between working for JelikaLite and another company
The CEO of JelikaLite Corp (Katya Sverdlov) currently splits her time evenly between

managing and operating Sverdlov Law PLLC and JelikaLite. Although Katya intends to devote more of her time to JelikaLite moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once JelikaLite raises $1,000,000 or more, Katya plans on leaving Sverdlov Law and working full-time for JelikaLite.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Katya Sverdlov	8,500,000	Common Stock	50.0
Eugenia Steingold	8,500,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,153 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 17,000,000 outstanding.

Voting Rights

1 vote per 1 share. Please see Voting Rights of Securities Sold in this Offering below for additional detail.

Material Rights

The total amount of Common Stock outstanding does not include shares to be issued pursuant to stock options. The amount of options to be issued is yet to be determined, but the company estimates these options will represent approximately 7% of equity.

Dividends

Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred equity and the terms of the SAFE are outlined below:

Amount outstanding: $350,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $3,250,000.00
Conversion Trigger: Issuance of Preferred Equity Securities

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Preferred equity and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: 85.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Issurance of Preferred Equity

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $350,000.00
  Use of proceeds: product prototype development, clinical trials, patents, fundraising.
  Date: March 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: product prototype development, clinical trials, patents, fundraising.
  Date: August 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $70,000.00
  Use of proceeds: product prototype development, clinical trials, patents, fundraising.
  Date: November 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2019.

Revenue

Revenue was $0 in both 2019 and 2020. We believe with the funding from this raise and future anticipated sources (raises, grants) we can begin to generate revenue in the next few years.

Cost of Sales

Cost of Sales was $0 in both 2019 and 2020. We believe with the funding from this raise and future anticipated sources (raises, grants) we can continue to develop our product for future sales.

Gross margins

With Revenue and Cost of Sales at $0 for both years, our gross margin was also $0.

Expenses

Total expenses were $58,032 in 2019 and $166,212 in 2020. This increase was due to extra costs for product designers and patent attorneys.

Historical results and cash flows:

In the future, we should expect even higher expenses on research and development, which includes clinical trials, product developers, etc. Once we have a manufacturing ready prototype, we will be spending more money on marketing and sales.

We anticipate initial sales by the end of 2023. We are submitting breakthrough device designation to FDA by the end of 2021. We anticipate having a Phase II clinical trial start by 3rd Q 2022, to be completed by early/mid 2023. Given that the device is anticipated to be a Class II medical device (safe / non-invasive), the regulatory process is not as long as it is for Class III medical devices (where the approval process may take years)

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 4, 2021, we currently have $15,000 cash on hand. We have another $50,000 in shareholder loans from the existing SAFEs coming in shortly, as long as more funding from our Fuze SAFE.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical toward funding company operations. We do also have existing SAFEs and other funding methods available and continue to apply for more funding in the form of grants and investments.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we raise the maximum, it will constitute about 90% of our current available funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn rate is about $10,000. Raising the minimum will allow us to operate for an additional month, though we do have other sources of funding avaialble.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raised the maximum, we estimate our monthly burn rate would increase to around $50,000. This would give us a runway of about a year, taking no other funding into consideration.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We do also have existing SAFEs and other funding methods available and continue to apply for more funding in the form of grants and investments.

Indebtedness

- **Creditor:** Terry Moore
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  $100,000 Cap Rate: $3.25M shares of preferred shares. 0% interest rate, no maturity date.

- **Creditor:** Ina Kopina
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  $30,000, Cap Rate: $3.25M, 0% interest rate, no maturity date.

- **Creditor:** Sheldon Margules Revocable Trust
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  $20,000 Cap Rate: 3.25M 0% interest rate, no maturity date.

- **Creditor:** Boris Levenshteyn
  Amount Owed: $140,000.00
  Interest Rate: 0.0%
  $140,000, Cap Rate: 3.25M, 0% interest rate, no maturity date.

- **Creditor:** Andrey Sapunov
  Amount Owed: $20,000.00
  Interest Rate: 0.0%

$20,000, 0% interest rate, no maturity date. Cap Rate: $3.25M

- **Creditor:** Maxim Kalachenkov
  Amount Owed: $40,000.00
  Interest Rate: 0.0%
  $40,000, 0% interest rate, no maturity date. Cap Rate: $3.25M

- **Creditor:** Fuze Hub Inc.
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  $50,000, 0% interest rate, no maturity date. Cap Rate: $4,000,000

- **Creditor:** Anne-Marie Maman
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Cap Rate: $5M

Related Party Transactions

- **Name of Entity:** Maxim Kalachenkov
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $40,000, Cap Rate: $3.25M
  Material Terms: $40,000, Cap Rate: $3.25M, 0% interest rate, no maturity date.

- **Name of Entity:** Ina Kopina
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $30,000, Cap Rate: $3.25M
  Material Terms: $30,000, Cap Rate: $3.25M 0% interest rate, no maturity date.

- **Name of Entity:** Boris Levenshteyn
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: $140,000, Cap Rate: 3.25M
  Material Terms: $140,000, Cap Rate: 3.25M 0% interest rate, no maturity date.

- **Name of Entity:** Nik Koblov 2021 Irrevocable Trust
  Names of 20% owners: N/A
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $50,000, Cap Rate: $4M
  Material Terms: $50,000 0% interest rate, no maturity date.

Valuation

Pre-Money Valuation: $11,050,000.00

Valuation Details:

Valuation was based on the following criteria:

1. Market Strategy and sales projections

We plan to sell the product through multiple channels. First - professional organizations, such as early intervention agencies, ABA Centers, hospitals and special needs schools. Second - distribution partners, such as technology companies that already sell to early intervention agencies and ABA centers, as well as diagnostic companies. Third - we plan to sell through professionals, who work with families and children diagnosed with autism, such as psychiatrists, psychologists, neurologists and therapists. Lastly, we plan to market direct to consumer (similar to a medication - even though the product will still need to be prescribed by a doctor, the parents can learn about the product through ads) - we will market through parent groups, social media and key opinion leaders.

2. Cost of materials

We expect that the cost of the physical device will be $500 per physical unit for the first 2 years (while the volume is still ramping up) and it will decline to below $300 by 2027. These numbers do not take into account inflation or supply chain disruptions.

We expect that the cost of the platform will be 20% of all revenue. This percentage will remain stable.

3. Pricing strategy

We expect that the annual price of the device will be approximately $7,000, which will include $599 a month access to the platform and $100 per the device.

The above will be true for US. We expect that pricing in Europe will be 25% of the above (based on anecdotal data, pricing of medical devices in Europe is much lower) and only 15% of the above for the rest of the world (where people can afford much less).

4. EBITA and Revenue multipliers were based on the mutipliers for other medical device companies that were recently acquired

http://cogentvaluation.com/wp-content/uploads/2021/11/Medical-Devices-3Q-2021.pdf

Based on available valuation data for medical devices, we used a Revenue multiple of 4.5 and EBITDA multiple of 17. Revenue and EBITDA numbers were pulled for the year 2027.

5. Current stage of the company

We developed a beta version of the physical prototype, raised money from angel investors, conducted market research with both parents and therapists, filed 2 patents, received FDA designation of 'non-significant risk device", received IRB approval, won a Fuze Commercialization Competition, filed with the FDA a 'breakthrough device designation' request.

Most importantly, we finished our pivotal placebo controlled Phase I clinical trial and saw very encouraging results, with children who received treatment increasing language skills, socialization, and responsiveness. Many parents told us that the Cognilum device was a game-changer for their children. There were statistically significant differences between the active group and the placebo group.

The results of the clinical trial have been presented / published at the following 3 conferences:

1. Journal of the American Academy of Child & Adolescent Psychiatry, Volume 60 / Number 10S / October 2021; https://doi.org/10.1016/j.jaac.2021.09.090

2. 1st Annual Autism Conference at Rutgers University Center for Autism Research, Education, and Services (10/28/2021): https://sites.rutgers.edu/rucares/wpcontent/uploads/sites/652/2021/10/2021-RUCARES-Autism-Conference-Program-10.19.21.pdf

3. Synchrony Symposium, conference hosted by Brain Foundation. https://synchronysymposium.com/

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  Enable digital marketing campaign. Improve marketing materials.

- *Research & Development*
  16.5%
  Working with the regulatory consultants to apply for FDA approval for the breakthrough device.

If we raise the over allotment amount of $1,069,999.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Develop manufacturing ready device - which will be used in Phase II clinical trial and initial sales.

- *Company Employment*
  46.5%
  On-board CTO, CEO, Marketing director.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://jelikalite.com/ (https://jelikalite.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jelika-lite

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR JelikaLite Corp.

[See attached]

Jelikalite, LLC. (the "Company") a New York LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Jelikalite, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 14, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	104,845	73,516
Total Current Assets	104,845	73,516
TOTAL ASSETS	104,845	73,516
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Loans	388	2,848
Total Current Liabilities	388	2,848
Long-term Liabilities		
Future Equity Obligations	300,000	100,000
Total Long-Term Liabilities	300,000	100,000
TOTAL LIABILITIES	300,388	102,848
EQUITY		
Member Capital	28,700	28,700
Accumulated Deficit	(224,243)	(58,032)
Total Equity	(195,543)	(29,332)
TOTAL LIABILITIES AND EQUITY	104,845	73,516

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	11,278	2,500
General and Administrative	1,595	2,987
Research and Development	153,339	52,545
Total Operating Expenses	166,212	58,032
Net Loss	(166,212)	(58,032)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(166,212)	(58,032)
Net Cash provided by (used in) Operating Activities	(166,212)	(58,032)
FINANCING ACTIVITIES		
SAFE Note Issuances	200,000	100,000
Owner Contributions	-	28,700
Partner Loans (repayments)	(2,459)	2,848
Net Cash provided by (used in) Financing Activities	197,541	131,548
Cash at the beginning of period	73,516	-
Net Cash increase (decrease) for period	31,329	73,516
Cash at end of period	104,845	73,516

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 2/11/19 (inception)	-	-	-
Capital Contributions	28,700	-	28,700
Net Income (Loss)	-	(58,032)	(58,032)
Ending Balance 12/31/2019	28,700	(58,032)	(29,332)
Capital Contributions	-	-	-
Net Income (Loss)	-	(166,212)	(166,212)
Ending Balance 12/31/2020	28,700	(224,244)	(195,544)

Jelikalite, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Jelikalite, LLC ("the Company") was formed in New York on February 11th, 2019. On October 25th, 2021, entered into a merger with a newly created enity, Jelikalite Corp. The Company is in a research and development phase. The Company plans to earn revenue via the production and sales of biotechnology solutions that help children with autism and other neurological conditions.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's crowdfunding campaign, products, and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and development consists of costs related to the investigation and development of the company's core product.

Equity-based Compensation

The Company is devising an equity-based compensation plan as of the date of these financials.

Income Taxes

The Company was a pass-through entity as of December 31st,202, therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

The Company is currently subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at 0% - 20% discount rates. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were 3.25M.

NOTE 6 – EQUITY

The Company was a multi member managed LLC with a single class of ownership interest as of December 31st, 2020. The Company has since converted into a corporation with 30,000,000 common shares authorized and 17,000,000 issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 14, 2021, the date these financial statements were available to be issued.

The Company raised an additional $170k in SAFE notes, $50k which had a valuation cap of $3.25M, $50k at $4M, and $70k at $5M.

The Company received additional equity contributions of $20k.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

JelikaLite

Precision Autism Through Light


Precision Autism
through light

Website | New York, NY | HEALTH TECH

$0.00 raised

0 Investors	$11.1M Valuation
$0.65 Price per Share	$539.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Autism is a serious developmental disorder that lasts a lifetime. JelikaLite believes that children on the spectrum can lead fulfilling and productive lives. That is why they are developing Cognilum, an innovative medical solution to permanently reduce a child's autism symptoms, enabling better integration into society and reducing lifetime costs. Cognilum will demystify autism - by opening a window into the child's brain waves, it will empower both parents and doctors to precisely deliver the needed treatments. JelikaLite is a development stage company whose product is not yet available to the general market.

Reason to Invest

- **The autism market is growing.** There are already 1 million children living with ASD in the U.S. and 13 million children living with ASD in the world. The rates continue to increase. Costs of treatment in the US are projected to rise to over $450B by the year 2025. (Source)
- **There are very limited solutions.** Current treatment is limited to therapy and medications. Unfortunately, therapy is expensive, does not work for all children, has to stop during quarantine, and is frequently unavailable due to lack of trained therapists. Medications have side effects and do not treat the underlying cause of the disease.
- **Our product is unique.** Cognilum is an FDA-regulated medical device that provides safe noninvasive brain stimulation. It is designed to be easily administered in the child's home, with time flexibility, privacy, and no need for the physical presence of a therapist. This product may become the "game-changer" and the only practical solution for many families.
- **The treatment is personalized.** The AI platform takes into account the child's medical history, physical condition, symptoms and improvement. The data is used for continuous improvement of the treatment personalization.
- **Treatment improves the quality of life.** We expect the overall benefit of Cognilum is expected to be a 1/3 permanent improvement of each child's autism symptoms, resulting in over $1 million in lifetime savings.
- **Experienced team.** Our multi-disciplinary team has experience in autism clinical therapy, medical device engineering and commercialization, tPBM research, artificial intelligence, software product development, and finance.
- **Effective Clinical Results.** JelikaLite has completed the Phase I placebo-controlled clinical trial of its prototype and the results showed a statistically significant improvement in children who received the treatment.

OVERVIEW

Precision Autism: Get more from life with light!


Introducing a treatment for children living with Autism
Cognilum
Hello and welcome to precision autism
Cost-Effective
Personalized

*Above graphic is a computer generated version.

Cognilum is a therapeutic wearable medical device which combines non-invasive brain stimulation with near-infrared light, EEG sensors and an AI personalization platform.

The non-invasive wearable device provides neurostimulation through transcranial photobiomodulation (tPBM). Device also measures brains' electrophysiological activity through EEG.

The software platform monitores child's developmental trajectory, warns parents and doctors about any set-backs and personalizes treatments.

Cognilum will enable children to integrate into society, parents to receive a home-based easy-to use personalized cost-effective treatment, therapists to track progress and efficacy of existing interventions, and both payors and government to spend less money on special education and lifelong residential care. It will allow parents and children to have less stressful, more predictable and more fulfilling lives.

The benefit is expected to be a 1/3 permanent improvement of a child's autism symptoms, as demonstrated by gains in communication and daily living skills, resulting in over $1MM in lifetime savings over an individual's cost of autism.

THE PROBLEM

There is no cure for Autism

1 out of 44 children in the US are now diagnosed with Autism (Source). The rates continue to rise, the cause of the disease remains unknown and there is no cure.

The vast majority of affected individuals have difficulties with language learning and 40% remain non-verbal. (Source)


1 out of 44 children in the US are diagnosed with Autism

Source

Costs of treatment in the US are projected to rise to over $450B by the year 2025. (Source) Individual's lifetime costs range from $1.5MM to $3.5MM, depending on the severity of symptoms. (Source)

There are several unmet needs that all parents of children with autism are grappling with: the pervasive symptoms, lack of consistently effective treatment, lack of treatment continuity, the effectiveness of various interventions is hard to measure quantitatively, busy parents have difficulty scheduling the needed therapy and following through with lessons at home.

Furthermore, autism rates among racial minorities in the US have increased by double digits in recent years. (Source) Exacerbating this rise are major racial and socio-economic disparities in access to Early Intervention services. Therefore, there is a significant unmet need for a convenient home-based personalized effective treatment that does not rely on the continued physical presence of a trained therapist and that provides the parent and therapist data to quantitatively and consistently measure the effect of various interventions.

THE SOLUTION

We use infrared light technology to treat autism symptoms


A non-invasive wearable device, being developed to improve quality of life of children living with autism by using infrared light technology (Photobiomodulation)

JelikaLite developed Cognilum, a wearable headset that harnesses the power of Photobiomodulation (PBM therapy) to reduce symptoms of autism in children, by improving language skills, and responsiveness. It is a data-device integrated system that collects and analyzes data from both the infrared headset as well as parental reports of a child's observable behavior and symptoms. This platform provides personalized treatment for each child, including calculating expected developmental trajectory, autism symptoms progressions, and optimizing various treatment interventions.


Mitochondria
"Powerhouse" of the cell
ATP Molecules
Energy for the human cell
1
Mitochondria absorbs light photons, which leads to more ATP molecule production.
2
More ATP molecules results in more energy, tissue repair and anti-inflammatory effects.
3
Improves Functional Brain Connectivity

Simply, it increases cerebral blood flow and reduces inflammation, which helps the brain receive more oxygen and nutrition to heal.


Progress Report
Includes an AI platform with personalized progress reports and treatment recommendations

*Above graphic is a computer generated version of the app.

PBM therapy is an innovative red / near infrared light treatment that is used to stimulate cellular functions. Simply, it increases cerebral blood flow and reduces inflammation, which helps the brain receive more oxygen and nutrition to heal. Cognilum can enable children to integrate into society and empower parents to receive a home-based cost-effective treatment while having a better quality of life.

JelikaLite will use a subscription-based model by collecting the revenue sources from the price of the therapeutic device and monthly access costs to the software platform. Initially, we expect the device to be paid for privately by parents, but with sufficient data, payers will be approached for reimbursement. The availability of insurance coverage is likely to increase the sales of the product significantly.

OUR TRACTION

Our innovative approach yields successful results

Regulatory: Received ‘non-significant risk device designation” from the FDA.

Product: developed a beta version of the physical prototype which was used in the Phase I clinical trial and developed initial assessments for the AI platform.

Awards: Won a FuzeHub Commercialization Competition.

Patents: Performed Freedom to Operate Search and filed 3 patents.

Clinical: In October 2021, JelikaLite finished a pivotal double-blind, placebo controlled clinical trial, using JelikaLite's proprietary prototype. The difference between the ‘active group’ and the ‘placebo group’ was statistically significant on each of the 3 separate measurements – Childhood Autism Rating Scale tests, parental reports of child’s progress and EEG data.

- Children who received the treatment developed new verbal skills, improved socialization skills and responsiveness.

The results of the clinical trial have been published and / or already accepted for publication and presentation in the following:

· Journal of the American Academy of Child & Adolescent Psychiatry, Volume 60 / Number 10S / October 2021

· 1st Annual Autism Conference at Rutgers University Center for Autism Research, Education, and Services (10/28/2021):

· Accepted for Presentation: Brain Foundation, Synchrony 2021

Next steps:

- Submitting a request for Break-through device designation to the FDA
- Working on Phase II clinical study protocol
- Enhancing the prototype - to be ready for Phase II trial and manufacturing

Accelerators & Awards

Presentations

THE MARKET

Parents are Seeking a Solution

Estimated Autism Prevalence 2020


1 in 166*
1 in 150*
1 in 125*
1 in 110*
1 in 88*
1 in 68*
1 in 59*
1 in 54*
'04
'06
'08
'10
'12
'14
'16
'18
'20
autism speaks

Mental and developmental disorders amongst children are on the rise. The rates continue to rise, the cause of the disease remains unknown and there is no cure. There are existing tPBM products on the market, but none of them are designed for children or for autism treatment. There are existing software platforms, but none of them have the integrated feedback loop with the physical device nor AI personalization.

Cognilum is positioned to be unique: it is home based, easy to use for busy parents, provides a personalized feedback loop, and it is potentially expandable to other pediatric conditions. JelikaLite has several competitive advantages. First, we filed patents on the combination of tPBM, EEG sensors and personalization. Second, we already have access to a large number of organizations that work with children with autism and a community of parents.

Most importantly, the data-device personalization feedback loop is unique for autism. The platform will collect both physical measurements from the device sensors and behavioral data for children from parents and therapists, thus measuring the effectiveness of treatments and treatment interactions. This data can eventually establish correlations of condition severity and child's progress with child's demographic, medical and developmental history. AI protocol will analyze the disparate inputs, model the child's developmental trajectory, and personalize treatment.

As the platform collects more data from more parents, it will give us a constantly growing competitive advantage.

WHY INVEST

Real change for real children


A safe, effective and affordable treatment for autism that we believe can improve millions of lives.

We believe that all children on the autism spectrum can lead fulfilling and productive lives. Investing in our company gives investors both the opportunity to position themselves in a massive and growing market and an opportunity to improve the quality of life for millions of families across the world.

JelikaLite will enable children to integrate into society, parents to receive a home-based cost-effective treatment while having a better quality of life, therapists to track progress and efficacy of existing interventions, and both insurance companies and government to spend less money on special education and lifelong residential care.

Help us on our journey to become the face of hope in autism treatment and become a shareholder in JelikaLite.

In the Press

FUZEHUB

SHOW MORE

Meet Our Team





Eugenia Steingold

Co-Founder & Chief Science Officer

Dr. Eugenia Steingold is a NYS licensed psychologist with extensive experience in experimental research. Dr. Steingold received her PhD from Princeton University, specializing in psycholinguistics and cognitive psychology and she was a PostDoc in Harvard University, specializing in cognitive and linguistic development.

Katya Sverdlov

Co-Founder & CEO

Katya Sverdlov, CFA, Esq., received her BA in Economics from Cornell University and her JD degree from Brooklyn Law School. Ms. Sverdlov has over a decade of experience working in progressively senior positions in investment banking and portfolio risk management. Most recently, she was the founding attorney of a fast paced, boutique Trusts and Estates and Special Needs Law Firm in New York.



Luis DeTaboada

Chief Technology Officer

Luis DeTaboada has several decades of experience bringing photobiomodulation medical devices to market. Most recently, he was a CTO of LiteCure, a company which, in late 2020, was successfully sold to DJO Global. Mr. De Taboada holds over one hundred patents, patent applications, and peer-reviewed publications in the field of tPBM therapy. He conducted preclinical and clinical studies. He designed and developed devices, developed protocols, and obtained regulatory approvals. He launched domestic and international sites and managed all technical aspects of multicenter, multinational clinical studies —including the first-in-man clinical studies of tPBM Therapy for neurological applications.



Liza Logounova

Chief Operating Officer & Secretary

Liza Logounova has over a decade experience as a product manager in the environmental markets space, most recently holding a role of a Senior Technology Manager in Global Forest Watch department of the World Resources Institute (WRI). Liza helped build and bring to market various products within WRI, such as TerraMatch and Global Forest Watch Professional (GFW Pro). Prior to that Liza has been a director in the IHS Markit, where she played a lead role in Markit Environmental team's full software product lifecycle for supporting international and national government and private initiatives to reduce water pollution, deforestation and carbon emissions. First half of her professional career she worked as a Vice President in the technology division of a major Investment Bank (Goldman Sachs).



Maxim Kalachenkov

Director

Maxim is a lawyer with decades of experience in multiple areas of law. He studied at The Institute of State and Law (ISL) of the Russian Academy of Sciences (RAS), the largest scientific legal center in the Russian Federation. Since 2000, Maxim has worked as the Head of the Legal Department at Mitro International Limited.



Ali Mostashari, PhD

Advisor

Member of World Economic Forum, is co-founder of LifeNome (https://www.lifenome.com), a precision health AI company. He is assisting JelikaLite in the development of the AI platform infrastructure.



Anne-Marie Maman

Advisor

Executive Director, Princeton Entrepreneurship Council at Princeton University. Founded 3 startup companies, each with innovative, leading-edge technology; licensed IP, led all aspects of the businesses, and negotiated acquisition of 1 company for nearly $10 million within 3 years of formation. She is advising JelikaLite in matters of fund-raising and corporate governance.



Dr. Michael Hamblin, PhD

Advisor

Dr. Michael Hamblin PhD is an associate professor at Harvard Medical School and an Associate Chemist in Massachusetts General Hospital. He is a world leading specialist on photobiomodulation, with over 280 peer-reviewed publications, mostly on phototherapy. He is advising JelikaLite on existing studies on photobiomodulation and he is introducing JelikaLite to clinicians in the area.



Yuli Fradkin MD

Advisor

Principal Investigator on the Phase I clinical trial. Associate Professor at Rutgers University, specialist in autism therapy and research.



Dr. Robert K. Naviaux, MD

Advisor

Dr. Naviaux is a Professor of Genetics, in the Departments of Medicine, Pediatrics, and Pathology. He directs a core laboratory for metabolomics at UCSD. He is the co-founder and a former president of the Mitochondrial Medicine Society (MMS), and a founding associate editor of the journal Mitochondrion. He is an internationally known expert in human genetics, inborn errors of metabolism, metabolomics, and mitochondrial medicine. He is the discoverer of the cause of Alpers syndrome—the oldest Mendelian form of mitochondrial disease—and the developer of the first DNA test to diagnose it. Dr. Naviaux's lab has developed a number of advanced technologies like biocavity laser spectroscopy and mtDNA mutation detection by mass spectrometry.

Offering Summary

Company : JelikaLite Corp.

Corporate Address : 30 Wall Street, 8th Floor, New York, NY 10005

Offering Minimum : $9,999.60

Offering Maximum : $1,069,999.45

Minimum Investment Amount (per investor) : $539.50

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 15,384

Maximum Number of Shares Offered : 1,646,153

Price per Share : $0.65

Pre-Money Valuation : $11,050,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Extremely Early Bird: First 7 days

15% Bonus Shares

Super Early Bird: Next 7 days

10% Bonus Shares

Early Bird: Next 3 days

5% Bonus Shares

Amount-Based

Tier 1: $5000+

5% bonus shares

Tier 2: $10,000+

10% bonus shares

Tier 3: $20,000+

20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

JelikaLite will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

One of the benefits that we've seen with Cognilum is the fact that after a few weeks of use, there was a marked change in my son's communication where things like therapy that we've used in the past can take months and even years to see a difference. It was great to try something where we saw a difference in a shorter amount of time.

1 out of 54 kids in the US is diagnosed with Autism. The effects are devastating: 40% remain non-verbal, and most are unemployed throughout their lifetime. Treatment options are very limited. There is therapy, but it is expensive and requires hard to find trained specialists. There are medications, but they have significant side effects. Neither therapy nor medications treat the underlying cause of the disease. Autism rates keep rising, there is no cure, and families are desperate for relief.

Which is why we at JelikaLite are developing Cognilum, an innovative solution to permanently reduce a child's autism symptoms. It is a therapeutic wearable device. It combines non-invasive brain stimulation with near infrared light, EEG sensors and an AI personalization platform.

Transcranial photobiomodulation works by safely stimulating the brain with Near Infra Red Light. When light enters the cell, it leads to increased energy (ATP) production by mitochondria. It also increases cerebral flow, which leads to the increase of the oxygen and nutrients. This increased energy and oxygen decrease brain inflammation, improve functional brain connectivity, and promote healing and regeneration of the cells.

We finished our pivotal FDA approved clinical trial using our proprietary prototype. Children have significantly improved their language skills and social integration. Many parents saw their child play with others or communicate their needs for the first time.

Anthony’s behavior started to be more under control: less screaming, jumping, and tantrums.

Our multidisciplinary team has wide expertise encompassing Autism clinical therapy, artificial intelligence, transcranial photobiomodulation, and commercialization. We all share a deeply personal commitment to bringing this product to market.

Our next steps are to submit an FDA request for breakthrough device designation, develop the product for manufacturing, and roll out Cognilum to our waitlist of parents and autism centers. Looking ahead, we can adapt our technology to treat additional pediatric disorders like ADHD, depression, anxiety, developmental delays, and sleep disorders.

I noticed a huge difference in Joshua… he had a higher vocabulary count… And that he was using more words than before and he also transitioned into making 3 to 4-word sentences which he has never done before. And my husband and I were just amazed.

We believe Cognilum will empower parents to treat Autism in their own homes. It may allow children to integrate into society. We believe it will improve families’ quality of life. It can save over $1 million in lifetime expenses, reducing special education and lifelong care costs for both insurance companies and the government. Invest today and join us in changing the lives of millions of families.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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